UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2023

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-132954, 333-207335, 333-211113, 333-228075, 333-235322 and 333-240141.

Annual General Meeting

Check Point Software Technologies Ltd. (the “Company”) held its Annual General Meeting on August 3, 2023. A total of 93.6 million Ordinary Shares, par value NIS 0.01 per share, of the Company (“Ordinary Shares”) held by shareholders of record at the close of business on June 26, 2023 (the “Record Date”) were present and entitled to vote at the Annual General Meeting.

At the Annual General Meeting, the Company’s shareholders voted on the following five proposals:

Proposal 1:

To elect the following six directors to the Board of Directors (the “Board”) to serve until the 2024 annual general meeting of shareholders:

Nominee	For	Against	Abstain
Gil Shwed	92,611,062	932,264	19,728
Jerry Ungerman	85,652,687	7,847,666	62,701
Tzipi Ozer-Armon	92,510,549	1,025,408	27,097
Tal Shavit	88,980,025	4,555,504	27,525
Jill D. Smith	80,717,260	12,819,405	26,389
Shai Weiss	90,807,944	2,727,820	27,290

Each of the nominees was elected by the Company’s shareholders by the requisite majority required under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Proposal 2:

To elect Ray Rothrock as an Outside Director (within the meaning of the Companies Law) for a three year term::

For	Against	Abstain
81,932,973	8,466,822	3,163,259

Of the Ordinary Shares held by shareholders that indicated that they do not have a Personal Interest and are not a Controlling Shareholder (as such terms are defined in the Companies Law), approximately 90.22% voted for the election of Mr. Rothrock.

The election of Mr. Rothrock was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 3:

To approve the appointment and compensation of Company’s independent public accountants:

For	Against	Abstain
81,374,516	12,160,140	28,398

Proposal 3 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 4:

To approve the compensation of the Company’s Chief Executive Officer:

For	Against	Abstain
85,524,163	6,363,629	1,675,262

Of the Ordinary Shares held by shareholders that indicated that they do not have a Personal Interest and are not a Controlling Shareholder (as such terms are defined in the Companies Law), approximately 89.92% voted for the approval of Proposal 4.

Proposal 4 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 5:

To amend the compensation arrangements of the Company’s non-executive directors:

For	Against	Abstain
90,467,435	970,953	2,124,666

Proposal 5 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Exhibit

Exhibit 99.1	Press Release of the Company, dated August 3, 2023, “Check Point Software Technologies Ltd. Shareholders Approve All 2023 Annual General Meeting Proposals”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan
Name:	Roei Golan
Title:	Chief Financial Officer

Date: August 3, 2023

Exhibit

Exhibit 99.1	Press Release of the Company, dated August 3, 2023, “Check Point Software Technologies Ltd. Shareholders Approve All 2023 Annual General Meeting Proposals”.